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TRANSGENE RAISES € 34.9 million

Strasbourg- July 11th 2005- Transgene (Eurolist Paris : FR0005175080 – Nasdaq : TRGNY) announced today the results of its capital increase in the form of an offering of shares with warrants (actions à bon de souscription d’actions or ABSA).

The company raised a total of € 34.9 million corresponding to the subscription of 4,657,500 ABSA at € 7.50. The capital increase being oversubscribed 2.2 times, the 15% extension clause was put into effect. The ABSA were placed mainly in France, Benelux, the UK, Switzerland and Germany.

The net proceeds of € 32.6 million will enable the company to continue the development of its products in phase II trials.

The 4, 657,500 warrants issued through the ABSA will enable holders, from July 15th 2005 to July 17th 2006, to subscribe to 2,328,750 new shares at € 8.05. An additional amount of € 18.7 million would be raised, by July 2006, in case all warrants are exercised.

Given the oversubscription, the company’s majority shareholder, TSGH, which held 70.32 % of the share capital and 76.51 % of voting rights before the capital increase, was allocated an amount of € 5.2 million. TSGH now holds 52.75 % of the company’s share capital and 60.85 % of its voting rights.

The new shares as well as the warrants will be listed separately on compartment C of Eurolist Paris starting on July 19th 2005.

« We are very satisfied with the success of the capital increase. It demonstrates renewed interest and confidence from investors in our company at a crucial time in the continued development of our product portfolio», said Philippe Archinard, Chief Executive Officer of Transgene.

« I am delighted with the success of this capital increase which will enable Transgene to continue its promising projects in the field of therapeutic vaccines for cancers and infectious diseases», added Dr. Christophe Mérieux, Chairman of Transgene.

Transgene, based in Strasbourg, France is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs.

Press Contacts :
Transgene	Image 7
Philippe Poncet CFO +33 3 88 27 91 21	Estelle Guillot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 70